                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ______________________________
                                 SCHEDULE 13E-4

                               (Amendment No. 2)

                   ISSUER TENDER OFFER TRANSACTION STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                              RAWSON-KOENIG, INC.

                             (Name of the Issuer)

                              RAWSON-KOENIG, INC.
                               THOMAS C. RAWSON
                               PAMELA Y. RAWSON
                     THE RAWSON FAMILY LIMITED PARTNERSHIP

                     (Name of Person(s) Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                    754498

                     (CUSIP Number of Class of Securities)

                   THOMAS C. RAWSON, CHIEF EXECUTIVE OFFICER
                              RAWSON-KOENIG, INC.
                             2301 CENTRAL PARKWAY
                             HOUSTON, TEXAS 77092
                                (713) 688-4414

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

                           GEORGE W. FAZAKERLY, ESQ.
                            GARY L. WOOLFOLK, ESQ.
                      VIAL, HAMILTON, KOCH & KNOX, L.L.P.
                         1717 MAIN STREET, SUITE 4400
                              DALLAS, TEXAS 75201
                                (214) 712-4400

                                 June 4, 1997

    (Date tender offer first  published, sent or given to security holders)



                      Exhibit Index is located on Page 5.

                                 INTRODUCTION

     This Second Amendment to the Rule 13e-4 Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") is being filed by Rawson-Koenig, Inc., a Texas corporation (the "Company") and the Rawson Family (as defined), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-4 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, no par value (the "Common Stock") held by persons or entities that own Common Stock (the Public Shareholders"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (a) (1) and (a)
(2) hereto respectively.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer of the securities that are the subject of the tender offer is Rawson-Koenig, Inc., a Texas corporation with its principal place executive offices at 2301 Central Parkway
          Houston, Texas 77092.

     (b) The class of equity securities being sought is all of the issued and outstanding shares of Common Stock, no par value per share of the Company held by the Public Shareholders. The information set forth under "INTRODUCTION", SPECIAL FACTORS -- INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER" and " THE TENDER OFFER -- SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Common Stock is traded and certain high and low sales prices for the Common Stock in such principal market is set forth in "THE TENDER OFFER --
          SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS" of the Offer to Purchase is incorporated herein by reference.

     (d) The persons other than the issuer filing this statement are Thomas C. Rawson, Pamela Y. Rawson and The Rawson Family Limited Partnership (controlled by Catherine A. Rawson). For the addresses of and affiliations between such persons and the issuer see Schedule I to the Form of Offer to Purchase, which information is incorporated herein by reference. With respect to The Rawson Family Limited Partnership, its address is that of Catherine A. Rawson as set forth in Schedule I of the Offer to Purchase. For the amounts of Common Stock held by such persons see "SPECIAL FACTORS--BENEFICIAL OWNERSHIP OF COMMON STOCK" of the Form of Offer to Purchase, which information is incorporated herein by reference .

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)  and (b)  The information set forth under "THE TENDER OFFER -- SECTION
     8. FINANCING OF THE OFFER AND THE MERGER of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(d) and (f)-(g)   The information set forth under "INTRODUCTION",
     "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" and "SPECIAL FACTORS -- RIGHTS OF SHAREHOLDERS IN THE EVENT OF MERGER" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "THE TENDER OFFER -- SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS" and "THE TENDER OFFER -- SECTION 8. FINANCING OF THE OFFER AND THE MERGER" of the Offer to Purchase is incorporated herein by reference.

     (h)-(j) The information set forth under "THE TENDER OFFER -- SECTION 10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; Nasdaq QUOTATION AND EXCHANGE ACT REGISTRATION" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     No transactions in Common Stock have been effected during the last 40 business days by the Issuer or by the persons referred to in General Instruction C to this Schedule 13E-4.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" of the Offer to Purchase describes the contractual arrangement among Thomas C. Rawson, Pamela Y. Rawson and the Rawson Family Limited Partnership, which is controlled by Catherine A. Rawson (collectively, the "Rawson Family") and the Company for the payment by the Rawson Family to the Public Shareholders tendering shares of Common Stock of their proportionate share in any premium received by the Rawson Family in the event of certain extraordinary corporate transactions and is incorporated herein by reference. In addition,


                               Page 2 of 5 Pages

"SPECIAL CONSIDERATIONS --BENEFICIAL OWNERSHIP OF COMMON STOCK" and "SPECIAL CONSIDERATIONS -- INTEREST OF CERTAIN PERSONS IN THE OFFER AND MERGER" is incorporated by reference herein.


ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS --
OPINION OF RAUSCHER PIERCE REFSNES", "SPECIAL FACTORS -- FEES AND EXPENSES" and "THE TENDER OFFER -- SECTION 13. FEES AND EXPENSES" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a) The information set forth under "THE TENDER OFFER -- SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements for the years ended December 31, 1996 and December 31, 1995 and the Company's unaudited financial statements for the periods ended June 30, 1997 and June 30, 1996 are attached to the Offer to Purchase as Schedules IV and V thereto, respectively are incorporated herein by reference.

     (b) The information set forth under "THE TENDER OFFER -- SECTION 7.
CERTAIN INFORMATION CONCERNING THE COMPANY" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b) The information set forth under "THE TENDER OFFER -- SECTION 12. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- SECTION 10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; Nasdaq QUOTATION AND EXCHANGE ACT REGISTRATION" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Form of Offer to Purchase dated August 28, 1997.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter from Wheat, First Securities, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued by the Company on June 4, 1997.

(b) Amended and Restated Letter Loan Agreement between the Company and Bank One, Texas, N.A. dated June 18, 1997.

(c)(1) Agreement between the Rawson Family and the Company dated as of June 2, 1997.

(c)(2) Amended and Restated Agreement between the Rawson Family and the Company dated as of June 2, 1997.

(c)(3) Second Amended and Restated Agreement between the Rawson Family and the Company dated as of June 2, 1997.

(d)    None.

(e)    Not applicable.

(f)    None.

                               Page 3 of 5 Pages

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1997

     Rawson-Koenig, Inc.


     By: /s/ Thomas C. Rawson
         --------------------

     Name: Thomas C. Rawson
     Title: Chief Executive Officer

         /s/ Thomas C. Rawson
        -----------------------------
             Thomas C. Rawson

         /s/ Pamela Y. Rawson
        -----------------------------
             Pamela Y. Rawson

     Rawson Family Limited Partnership

     By: /s/ Catherine A. Rawson
        ------------------------------
         Catherine A. Rawson
         Managing General Partner


                               Page 4 of 5 Pages
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                                 EXHIBIT INDEX

EXHIBIT NO.
_____________________________________________________________________________________________________________________________

(a)(1) Form of Offer to Purchase dated August 28, 1997.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter from Wheat, First Securities, Inc. to Brokers, Dealers,
       Commercial Banks, Trust Companies and Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks,
       Trust Companies and Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification
       Number on Substitute Form W-9.

(a)(7) Press Release issued by the Company on June 4, 1997.(1)

(b)    Amended and Restated Letter Loan Agreement between the Company and Bank
       One, Texas, N.A. dated June 18, 1997.(1)

(c)(1) Agreement between the Rawson Family and the Company dated as of June 2, 1997.(1)

(c)(2) Amended and Restated Agreement between the Rawson Family and the Company dated as of June 2, 1997.(1)

(c)(3) Second Amended and Restated Agreement between the Rawson Family and the
       Company dated as of June 2, 1997.

-------
(1) Previously filed.

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